================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                SCHEDULE 13E-3

                   TRANSACTION STATEMENT UNDER SECTION 13(e)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                         OF THE SECURITIES ACT OF 1934

                       NOBEL LEARNING COMMUNITIES, INC.
                               (Name of Issuer)

                               -----------------

                       NOBEL LEARNING COMMUNITIES, INC.
                       SOCRATES ACQUISITION CORPORATION
                           GRYPHON PARTNERS II, L.P.
                          GRYPHON PARTNERS II-A, L.P.
                       CADIGAN INVESTMENT PARTNERS, INC.
                                  A.J. CLEGG
                                  JOHN FROCK
                                 ROBERT ZOBEL
                                D. SCOTT CLEGG
                     (Names of Person(s) Filing Statement)

                        COMMON STOCK, PAR VALUE $0.001
                        (Title of Class of Securities)

                                  654889 10 4
                     (CUSIP Number of Class of Securities)

                               -----------------

                    A.J. CLEGG             MR. JEFFREY L. OTT
              CHIEF EXECUTIVE OFFICER       MR. DAVID LUTTWAY
                  NOBEL LEARNING          SOCRATES ACQUISITION
                 COMMUNITIES, INC.             CORPORATION
              1615 WEST CHESTER PIKE     ONE EMBARCADERO CENTER,
                 WEST CHESTER, PA              SUITE 2750
                    19382-7956           SAN FRANCISCO, CA 94111
                  (484) 947-2000             (415) 217-7400
     (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies To:

               GERALDINE A. SINATRA          DAVID C. CHAPIN
                      DECHERT                 ROPES & GRAY
             4000 BELL ATLANTIC TOWER    ONE INTERNATIONAL PLACE
                 1717 ARCH STREET           BOSTON, MA 02110
              PHILADELPHIA, PA 19103         (617) 951-7000
                  (215) 994-4000

   This statement is filed in connection with (check the appropriate box):

a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation
          14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [_]   The filing of a registration statement under the Securities Act of 1933.
c.  [_]   A tender offer.
d.  [_]   None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           Transaction    Amount of
                           Valuation*    Filing Fee**
                           ----------    ------------
                          $56,775,323.04  $11,355.06

* For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger by and between Socrates Acquisition Corporation ("Socrates") and Nobel Learning Communities, Inc. ("NLCI"), dated as of August 5, 2002 and amended as of October 2, 2002, Socrates will merge with and into NLCI as the surviving corporation, and each issued and outstanding share of NLCI common stock and preferred stock (calculated on an as-converted basis to the nearest one-hundredth of a share), other than shares being exchanged for an equity interest in the surviving corporation and shares owned by stockholders who are entitled to and have exercised and perfected dissenters' rights, will be converted into the right to receive $7.75 in cash. In addition, pursuant to the terms of the Agreement and Plan of Merger, each outstanding option and warrant will be canceled in exchange for (i) the excess, if any, of $7.75 over the per share exercise price of the option or warrant multiplied by (ii) the number of shares of common stock subject to the option or warrant exercisable as of the effective time of the merger. The aggregate number of securities to which this transaction applies: (i) (w) 6,201,461 shares of common stock, which represents the number of shares of common stock outstanding as of September 20, 2002 less shares that will be converted into equity interests of the surviving corporation upon completion of the merger, (x) 496,194.11 shares of Series A preferred stock, which represents the number of shares of Series A preferred stock outstanding as of September 20, 2002 less shares that will be converted into equity interests of the surviving corporation upon completion of the merger, (y) 2,096,714 shares of Series C preferred stock, which represents the number of shares of Series C preferred stock outstanding as of September 20, 2002 less shares that will be converted into equity interests in the surviving corporation upon completion of the merger, and
   (z) 1,063,830 shares of Series D preferred stock, which represents the number of shares of Series D preferred stock outstanding as of September 20, 2002 less shares that will be converted into equity interests in the surviving corporation upon completion of the merger, (ii) outstanding options to purchase an aggregate of 445,599 shares of common stock, all with a per share exercise price less than $7.75, which will be cashed out in connection with the merger and (iii) outstanding warrants to purchase an aggregate of 840,298 shares of common stock, all with an exercise price less than $7.75, which will be cashed out in connection with the merger.
** The payment of the filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the total transaction value.

[X] Check the box if any part of the fee is offset as provided by Section
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $11,355.06
   Form or Registration No.: Schedule 14A
   Filing Party: Nobel Learning Communities, Inc.
   Date Filed: October 2, 2002

   Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of Nobel Learning Communities, Inc. by Socrates Acquisition Corporation; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

================================================================================

                                 INTRODUCTION

   This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by Nobel Learning Communities, Inc. ("NLCI"), Socrates Acquisition Corporation ("Socrates"), Gryphon Partners II, L.P. ("Gryphon"), Gryphon Partners II-A, L.P., Cadigan Investment Partners, Inc. ("Cadigan", and together with Gryphon and Gryphon Partners II-A, L.P., the "buying group"), A.J. Clegg, John Frock, Robert Zobel and D. Scott Clegg.

   Pursuant to an Agreement and Plan of Merger, as amended (the "Merger Agreement"), Socrates will be merged with and into NLCI (the "Merger") with NLCI as the surviving corporation. Upon completion of the Merger, each issued and outstanding share of NLCI common stock and preferred stock (calculated on an as-converted basis to the nearest one-hundredth of a share) will be converted into the right to receive $7.75 in cash, without interest, except that (1) 382,382 shares of NLCI common stock (including preferred stock convertible into common stock) held by certain NLCI directors and executive officers will be converted into equity interests in the surviving corporation;
(2) treasury shares of NLCI will be canceled without any payment; and (3) shares of NLCI common stock and preferred stock held by stockholders who properly exercise and perfect appraisal rights will be subject to appraisal in accordance with Delaware law. Each outstanding option granted under the NLCI option plans, other options listed in the Merger Agreement and warrants will be canceled in exchange for an amount in cash, if any, determined by multiplying
(1) the excess, if any, of $7.75 over the per share exercise price of the option or warrant and (2) the number of shares of common stock subject to the option or warrant exercisable as of the effective time of the Merger, net of any applicable withholding taxes. Those directors and executive officers, specifically A.J. Clegg, John Frock, Robert Zobel and D. Scott Clegg, who are continuing, through conversion, exchange, purchase or otherwise, their equity interests in the surviving corporation are referred to as the "rollover stockholders". Upon completion of the Merger, the buying group and the rollover stockholders are expected to own approximately 93.9% and 6.1%, respectively, of the surviving corporation's capital stock outstanding immediately after the merger (excluding options and warrants).

   Concurrently with the filing of this transaction statement, NLCI is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to
Section 14(a) of the Exchange Act of 1934 (the "Proxy Statement") relating to a special meeting of stockholders of NLCI. At the meeting, stockholders of NLCI will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the Merger. The Proxy Statement is in preliminary form and is subject to completion or amendment. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

   The information contained in this Schedule 13E-3 and the Proxy Statement concerning NLCI was supplied by NLCI and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than NLCI was supplied by each such filing person and no other filing person, including NLCI, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.  Summary Term Sheet.

  ITEM 1001

   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY TERM SHEET

      QUESTIONS AND ANSWERS ABOUT THE MERGER

Item 2.  Subject Company Information.

  ITEM 1002

   (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the following caption "THE PARTICIPANTS" is incorporated herein by reference.

   (b) SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      THE SPECIAL MEETING--Record Date and Voting Information

      MARKETS AND MARKET PRICE

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "MARKETS AND MARKET PRICE" is incorporated herein by reference.

   (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "MARKETS AND MARKET PRICE" is incorporated herein by reference.

   (e) PRIOR PUBLIC OFFERINGS.  Not applicable.

   (f) PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

  ITEM 1003

   (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      THE PARTICIPANTS

       Appendix E--Information Relating to the Directors and Executive Officers of NLCI

       Appendix F--Information Relating to the Directors, Officers and
         Affiliates of Socrates, Gryphon, Gryphon Partners II-A, L.P. and
         Cadigan

      NLCI is the subject company.

   (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      THE PARTICIPANTS

       Appendix F--Information Relating to the Directors, Officers and
         Affiliates of Socrates, Gryphon, Gryphon Partners II-A, L.P. and
         Cadigan

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       THE PARTICIPANTS

       Appendix E--Information Relating to the Directors and Executive Officers of NLCI

       Appendix F--Information Relating to the Directors, Officers and
         Affiliates of Socrates, Gryphon, Gryphon Partners II-A, L.P. and
         Cadigan

   None of the persons specified in Item 1003(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, no person specified in Item 1003(c) of Regulation M-A was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction.

  ITEM 1004

   (a)(1) MATERIAL TERMS.  Tender Offers.

      Not Applicable.

   (a)(2) MATERIAL TERMS. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY

       THE SPECIAL MEETING

       SPECIAL FACTORS

       THE MERGER AGREEMENT

       Appendix A--The Agreement and Plan of Merger, dated as of August 5, 2002 and amended as of October 2, 2002, by and between Nobel Learning Communities, Inc. and Socrates Acquisition Corporation

   (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       SUMMARY--Merger Financing

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY--Effects of the Merger

       SUMMARY--Interests of NLCI Directors and Officers in the Merger

       SPECIAL FACTORS--Effects of the Merger

       SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

       SPECIAL FACTORS--Merger Financing

       THE MERGER AGREEMENT--Conversion of Common Stock and Preferred Stock

   (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY--Appraisal Rights

       SPECIAL FACTORS--Appraisal Rights

   (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. NLCI and Socrates have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either NLCI or Socrates or to obtain counsel or appraisal services at the expense of NLCI and/or Socrates.

   (f) ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

  ITEM 1005

   (a) TRANSACTIONS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger" is incorporated herein by reference. The information set forth in NLCI's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on September 24, 2002, under the captions "Executive Severance Plan," "Senior Executive Severance Plan," "Employment Agreements with Executive Officers," "Other Agreements with Executive Officers," and "Certain Relationships and Related Transactions" are incorporated herein by reference.

   (b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY--Interests of NLCI Directors and Officers in the Merger

       SPECIAL FACTORS--Background of the Merger

       SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

   (c) NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Background of the Merger" is incorporated herein by reference.

   (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY

       THE SPECIAL MEETING--Record Date and Voting Information

       SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

       SPECIAL FACTORS--Effects of the Merger

       SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

       SPECIAL FACTORS--Merger Financing

       THE MERGER AGREEMENT

Item 6.  Purposes of the Transaction and Plans or Proposals.

  ITEM 1006

   (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY

       THE SPECIAL MEETING--General

       SPECIAL FACTORS--Effects of the Merger

       THE MERGER AGREEMENT

   (c)(1)-(8) PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY

       SPECIAL FACTORS--Background of the Merger

       SPECIAL FACTORS--Effects of the Merger

       SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

       THE MERGER AGREEMENT

Item 7.  Purposes, Alternatives, Reasons and Effects.

  ITEM 1013

   (a) PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SPECIAL FACTORS--Background of the Merger

       SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

       SPECIAL FACTORS--Purpose and Structure of the Merger

   (b) ALTERNATIVES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       SPECIAL FACTORS--Background of the Merger

       SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

       SPECIAL FACTORS--Purpose and Structure of the Merger

   (c) REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY

       SPECIAL FACTORS--Background of the Merger

       SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

       SPECIAL FACTORS--Purpose and Structure of the Merger

       SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee

   (d) EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


       SUMMARY TERM SHEET

       QUESTIONS AND ANSWERS ABOUT THE MERGER

       SUMMARY--Effects of the Merger

       SUMMARY--Interests of NLCI Directors and Officers in the Merger

       SUMMARY--Material U.S. Federal Income Tax Consequences

       SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

       SPECIAL FACTORS--Effects of the Merger

       SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

       SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences

Item 8.  Fairness of the Transaction.

  ITEM 1014

   (a) FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY TERM SHEET

      QUESTIONS AND ANSWERS ABOUT THE MERGER

      SUMMARY

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors;
        Fairness of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special
        Committee

      SPECIAL FACTORS--Purpose and Structure of the Merger

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

   (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SPECIAL FACTORS--Recommendation of the Board of Directors;
        Fairness of the Merger

      SPECIAL FACTORS--Interests of NLCI Directors and Officers in the
        Merger

      SPECIAL FACTORS--Purpose and Structure of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special
        Committee

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

   (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY TERM SHEET

      QUESTIONS AND ANSWERS ABOUT THE MERGER

      SUMMARY--The Special Meeting

      THE SPECIAL MEETING--Record Date and Voting Information

      THE MERGER AGREEMENT--Conditions to Completing the Merger

      THE MERGER AGREEMENT--Termination

       The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

   (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY--Opinion of Financial Advisor

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

   (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

   (f) OTHER OFFERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

Item 9.  Reports, Opinions, Appraisals and Negotiations.

  ITEM 1015

   (a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY--Opinion of Financial Advisor

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

   (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY--Opinion of Financial Advisor

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

   (c) AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement under the caption "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" is incorporated herein by reference.

Item 10.  Source and Amount of Funds or other Consideration.

  ITEM 1007

   (a)-(d) SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      SUMMARY TERM SHEET

      QUESTIONS AND ANSWERS ABOUT THE MERGER

      SUMMARY--Merger Financing

      THE SPECIAL MEETING--Expenses of Proxy Solicitation

      SPECIAL FACTORS--Effects of the Merger

      SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

      SPECIAL FACTORS--Merger Financing

      SPECIAL FACTORS--Estimated Fees and Expenses of the Merger

       Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.

Item 11.  Interest in Securities of the Subject Company.

  ITEM 1008

   (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the caption "SECURITY INFORMATION OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

   (b) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "COMMON STOCK AND PREFERRED STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

  ITEM 1012

   (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      QUESTIONS AND ANSWERS ABOUT THE MERGER

      SUMMARY--The Special Meeting

      THE SPECIAL MEETING--Record Date and Voting Information

      SPECIAL FACTORS--Interests of NLCI Directors Officers in the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

   (e) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      QUESTIONS AND ANSWERS ABOUT THE MERGER

      SUMMARY--The Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

Item 13.  Financial Statements.

  ITEM 1010

   (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the captions "NLCI SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" is incorporated herein by reference. The information contained in the Consolidated Financial Statements included in NLCI's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 is incorporated herein by reference.

   (b) PRO FORMA INFORMATION.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

  ITEM 1009

   (a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      THE SPECIAL MEETING--Expenses of Proxy Solicitation

      SPECIAL FACTORS--Background of the Merger

      SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger

      SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee

      SPECIAL FACTORS--Interests of NLCI Directors and Officers in the Merger

      Appendix B--The Fairness Opinion of Legg Mason Wood Walker, Incorporated

Item 15.  Additional Information.

  ITEM 1011

   (b) OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.

Item 16.  Exhibits.

  ITEM 1016

Exhibit
  No.                                                        Description
-------                                                      -----------

(a)(1)  Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 2, 2002
          (incorporated herein by reference to the Proxy Statement).

(a)(2)  Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy
          Statement (incorporated herein by reference to the Proxy Statement).

(a)(3)  Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy
          Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)  Notice of Annual Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(5)  Press Release dated August 6, 2002 (incorporated herein by reference to Exhibit 99.1 of the Current
              Report on Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002, File
              No. 1-1003).

(b)(1)  Commitment Letter of BNP Paribas to Gryphon Partners II, L.P. and Cadigan Investment Partners,
                   Inc. dated as of August 5, 2002 together with an amendment dated as of October 2, 2002.

(c)(1)  Opinion of Legg Mason Wood Walker, Incorporated dated August 5, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)  Presentation materials, dated August 4, 2002, prepared by Legg Mason Wood Walker, Incorporated.

(d)(1)  Revised Commitment Letter of Gryphon Partners II, L.P. to Socrates Acquisition Corporation dated as of October 2, 2002.

(d)(2)  Commitment Letter of Cadigan Investment Partners, Inc. to Socrates Acquisition Corporation dated as of August 5, 2002.

(d)(3)  Revised Commitment Letter of A.J. Clegg to Socrates Acquisition Corporation dated as of October 2,
                2002.

(d)(4)  Commitment Letters of each of John Frock, Robert Zobel and D. Scott Clegg to Socrates Acquisition
                   Corporation (incorporated herein by reference to Exhibit 2 of the Schedule 13-D/A filed with the
                   Securities and Exchange Commission on August 8, 2002, File No. 005-45470).

(d)(5)  Senior Management Arrangements Term Sheet between Socrates Acquisition Corporation and each of the following individuals: A.J. Clegg, John Frock, Robert Zobel and D. Scott Clegg
               (incorporated herein by reference to Exhibit 3 of the Schedule 13-D/A filed with the Securities and Exchange Commission on August 8, 2002, File No. 005-45470).

(d)(6)  Form of Voting Agreement, dated August 5, 2002, entered into between Socrates Acquisition
          Corporation and each of the following individuals: A.J. Clegg, John Frock, Robert Zobel and D.
          Scott Clegg (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002, File No. 1-1003).

(d)(7)  Agreement and Plan of Merger dated as of August 5, 2002 and amended as of October 2, 2002 by and between Nobel Learning Communities, Inc. and Socrates Acquisition Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)     Section 262 of the Delaware General Corporation Law (incorporated herein by reference to
                Appendix C to the Proxy Statement).

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2002

                                              NOBEL LEARNING COMMUNITIES,
                                                INC.

                                                       /s/  A.J. CLEGG
                                              -------------------------------
                                                         A. J. Clegg
                                              Chairman of the Board, President
                                                 and Chief Executive Officer

                                              SOCRATES ACQUISITION
                                                CORPORATION

                                                     /s/  DAVID LUTTWAY
                                              --------------------------------
                                                        David Luttway
                                                        Co-President


                                                        /s/  JEFF OTT
                                              -------------------------------
                                                          Jeff Ott
                                                        Co-President

                                              GRYPHON PARTNERS II, L.P.

                                                    /s/  R. DAVID ANDREWS
                                              -------------------------------
                                                      R. David Andrews
                                                       Managing Member

                                              GRYPHON PARTNERS II-A, L.P.

                                                    /s/  R. DAVID ANDREWS
                                              -------------------------------
                                                      R. David Andrews
                                                       Managing Member

                                              CADIGAN INVESTMENT PARTNERS, INC.

                                                   /s/  MICHAEL T. TOKARZ
                                              -------------------------------
                                                      Michael T. Tokarz
                                                    Chairman of the Board


                                                     /s/  PERICLES NAVAB
                                              -------------------------------
                                                       Pericles Navab
                                                          President

                                              A.J. CLEGG

                                                       /s/  A.J. CLEGG
                                              -------------------------------
                                                         A.J. Clegg

                                              JOHN FROCK

                                                       /s/  JOHN FROCK
                                              -------------------------------
                                                         John Frock

                                              ROBERT ZOBEL

                                                      /s/  ROBERT ZOBEL
                                              -------------------------------
                                                        Robert Zobel

                                              D. SCOTT CLEGG

                                                     /s/  D. SCOTT CLEGG
                                              -------------------------------
                                                       D. Scott Clegg

                                 EXHIBIT INDEX

Exhibit
  No.                                               Description
  ---                                               -----------

(a)(1)  Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 2, 2002
          (incorporated herein by reference to the Proxy Statement).

(a)(2)  Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy
          Statement (incorporated herein by reference to the Proxy Statement).

(a)(3)  Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy
          Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)  Notice of Annual Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(5)  Press Release dated August 6, 2002 (incorporated herein by reference to Exhibit 99.1 of the Current
          Report on Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002, File
          No. 1-1003).

(b)(1)  Commitment Letter of BNP Paribas to Gryphon Partners II, L.P. and Cadigan Investment Partners,
          Inc. dated as of August 5, 2002 together with an amendment dated as of October 2, 2002.

(c)(1)  Opinion of Legg Mason Wood Walker, Incorporated dated August 5, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)  Presentation materials, dated August 4, 2002, prepared by Legg Mason Wood Walker, Incorporated.

(d)(1)  Revised Commitment Letter of Gryphon Partners II, L.P. to Socrates Acquisition Corporation dated as of October 2, 2002.

(d)(2)  Commitment Letter of Cadigan Investment Partners, Inc. to Socrates Acquisition Corporation dated as of August 5, 2002.

(d)(3)  Revised Commitment Letter of A.J. Clegg to Socrates Acquisition Corporation dated as of October 2,
          2002.

(d)(4)  Commitment Letters of each of John Frock, Robert Zobel and D. Scott Clegg to Socrates Acquisition
          Corporation (incorporated herein by reference to Exhibit 2 of the Schedule 13-D/A filed with the
          Securities and Exchange Commission on August 8, 2002, File No. 005-45470).

(d)(5)  Senior Management Arrangements Term Sheet between Socrates Acquisition Corporation and each of the following individuals: A.J. Clegg, John Frock, Robert Zobel and D. Scott Clegg (incorporated herein by reference to Exhibit 3 of the Schedule 13-D/A filed with the Securities and Exchange
          Commission on August 8, 2002, File No. 005-45470).

(d)(6)  Form of Voting Agreement, dated August 5, 2002, entered into between Socrates Acquisition
          Corporation and each of the following individuals: A.J. Clegg, John Frock, Robert Zobel and D.
          Scott Clegg (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002, File No. 1-1003).

(d)(7)  Agreement and Plan of Merger dated as of August 5, 2002 and amended as of October 2, 2002 by and between Nobel Learning Communities, Inc. and Socrates Acquisition Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)     Section 262 of the Delaware General Corporation Law (incorporated herein by reference to
          Appendix C to the Proxy Statement).